Genprex, Inc.

1601 Trinity Street, Bldg. B, Suite 3.322

Austin, Texas 78712

October 24, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento

Re:	Genprex, Inc.
Registration Statement on Form S-3
File No. 333-233774
Request for Acceleration of Effectiveness

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Genprex, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 28, 2019, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Streusand, Landon, Ozburn & Lemmon, LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please direct any questions regarding this request to Christopher Ozburn (512-236-9908; ozburn@slollp.com) of Streusand, Landon, Ozburn & Lemmon, LLP. In addition, please notify Mr. Ozburn when this request for acceleration has been granted.

Sincerely,

GENPREX, INC.

By:	/s/ J. Rodney Varner
J. Rodney Varner
Chief Executive Officer